Itaú Unibanco Banco Múltiplo S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. have examined the proposal of the Board of Directors as of this date with respect to the increase in the capital stock from R$ 29,000,000,000.00 to R$ 45,000,000,000.00, through the capitalization of revenue reserves and attributing to the stockholders, in the form of a share bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held, and, understanding that the foregoing is fully justified, is of a favorable opinion that the said proposal should be submitted for examination by the General Meeting. São Paulo-SP, April 8, 2009. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela.

ALFREDO EGYDIO SETUBAL
             Investor Relations Officer